SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

October 15, 2003

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

126 25 Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

Announcement of LM Ericsson Telephone company, dated October 15, 2003, regarding Sony Ericsson 3rd quarter report 2003.

Sony Corporation	Telefonaktiebolaget LM Ericsson
6-7-35, Kitashinagawa	SE-126 25 Stockholm
Shinagawa-ku, Tokyo, 141-0001 Japan	Sweden

PRESS RELEASE	OCTOBER 15, 2003

Sony Ericsson reports profit and a continued strong increase in sales in the third quarter

Tokyo and Stockholm, October 15 — Sony and Ericsson today announced the financial summary for the third quarter, ended September 30, 2003 of Sony Ericsson Mobile Communications AB (Sony Ericsson), the 50:50 joint venture of Sony and Ericsson. The company reported improved operating results and a continued strong increase in sales. This was achieved through positive market acceptance of new imaging phones, supply chain improvements, and increased operating efficiency.

Units shipped in the quarter reached 7.1 million, which is 42% higher year-on-year. Sales for the quarter were Euro 1,305 million, representing a year-on-year increase of 50%. The strategic focus areas of GSM and Japanese standards posted a 73% and 130% year-on-year growth in shipments respectively. This growth is primarily driven by high demand for imaging phones in these markets.

Income before taxes was Euro 39 million and net income was Euro 62 million, which represent year-on-year improvements of Euro 155 million and Euro 155 million respectively.

“We are encouraged by the improvements achieved during the third quarter and particularly with the high demand for our PDC phones in Japan and the continued success of the T610-series in GSM markets. During the quarter we also announced several new products including our first GSM clamshell phones Z600 and Z200, an entry-level phone T230 and a range of new innovative accessories. We have received very positive feedback from customers about these new products,” says Katsumi Ihara, President of Sony Ericsson.

Sony Ericsson intends to be profitable for the second half of 2003. The improvement in profit during the third quarter is attributable to the strong performance in our Japanese business and the continued success of certain products in GSM. Volume and sales are expected to continue to grow during the fourth quarter, but due to an increased proportion of lower priced models in the product mix we anticipate it may be difficult to sustain the current level of profitability in the next quarter.

1

	Q3 2002	Q2 2003	Q3 2003
Numbers of units shipped (million)	5.0	6.7	7.1
Sales (EURO m.)	869	1125	1305
Income before taxes (EURO m.)	-116	-102	39
Net income (EURO m.)	-93	-88	62

As previously announced, income before taxes and net income in the second quarter 2003 were negatively affected by EURO 58 m. in restructuring costs. In the third quarter additional costs of EURO 3 m. have been recognised as part of the earlier reported restructuring.

Sony Ericsson Mobile Communications AB offers mobile communications products for people who appreciate the possibilities of powerful technology. Established in 2001 by Telefonaktiebolaget LM Ericsson and Sony Corporation, the joint venture continues to build on the success of its two innovative parent companies. Sony Ericsson creates value for its operator customers by bringing new ways of using multimedia communications while mobile. The company’s management is based in London, and it has 4,000 employees across the globe working on research, development, design, sales, marketing, distribution and support.

For further information, please visit: www.SonyEricsson.com

CONTACTS:

Investors/Analysts

Ericsson Investor Relations

Gary Pinkham, Vice President +46 8 719 0000

Sony Investor Relations

Yukio Ozawa, Vice President (Tokyo) +81 3 5448 2180; or

Chris Hohman, Senior Manager (London) +44 20 7444 9711

Press/Media

Ericsson External Relations

Pia Gideon, Vice President +46 8 719 2864

Sony Corporate Communications

Kei Sakaguchi, General Manager (Tokyo) +81 3 5448 2200

Gerald Cavanagh, (Tokyo) +81 3 5448 2200

Georges Gerard, General Manager (London) +44 207 444 9722

Sony Ericsson Corporate Communications

Nina Eldh, Corporate Vice President +44 (0) 7774 125 638

Corporate Communications Dept. +44 208 762 5858

E-mail: info@SonyEricsson.com

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For a detailed description of risk factors see Sony’s and Ericsson’s filings with the US Securities and Exchange Commission, particularly each company’s latest published Annual Report on Form 20-F.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist Senior Vice President and General councel

By:	/s/ HENRY STÉNSON
Henry Sténson Senior Vice President Corporate Communications

Date: October 15, 2003